Exhibit 99.1

Alcon Board Elects New Chairman
•	Dr. Daniel Vasella elected chairman
•	Cary Rayment will serve as vice-chairman

HUENENBERG, Switzerland – October 24, 2010 – The Alcon, Inc. (NYSE:ACL) board of directors elected Dr. Daniel Vasella as its chairman of the board, replacing Cary Rayment who had served as chairman since May 3, 2005.  Dr. Vasella is also chairman of the board of Novartis AG, which became Alcon’s majority owner after it purchased 52 percent of Alcon’s shares from Nestle SA on August 25, 2010, bringing its total share ownership to approximately 76 percent.  He has served on the board of Alcon since July 7, 2008.  Mr. Rayment will remain on the board and will serve as its vice-chairman.
“I welcome Dr. Vasella into the chairman position and look forward to working with him on Alcon board matters.  We are pleased that we will be able to continue to benefit from Mr. Rayment’s extensive experience in the eye care industry in his role as vice-chairman.  I would also like to thank Cary for his numerous strategic contributions and for his guidance as chairman of the board for the last five years,” said Kevin Buehler, Alcon’s president and chief executive officer.

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.  Alcon operates in 75 countries and sells products in 180 markets.  For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Investor and Media Inquiries:
Doug MacHatton
Vice President, Treasury and
Investor and Public Relations
(817) 551-8974
doug.machatton@alconlabs.com

www.alcon.com